Exhibit 77(i)

Terms of New or Amended Securities

At the May 30, 2008 meeting, the Board of Trustees of ING Mutual Funds approved the establishment of O Shares on behalf of ING Diversified International Fund, ING Global Bond Fund, ING Greater China Fund, and ING International SmallCap Multi-Manager Fund.